Filed by Developers Diversified Realty Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Commission File No. 001-12844

This filing relates to a proposed merger between Developers Diversified Realty Corporation (“DDR”) and JDN Realty Corporation (“JDN”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 4, 2002, among DDR, JDN and DDR Transitory Sub, Inc.

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The following is the text of an email that was sent by Pam Shapiro, JDN’s Vice President, Human Resources, to JDN’s employees:

We realize that there are many questions that you may have regarding your future. Therefore, I wanted to take a moment and clarify a few of those for you; specifically, the 2002 bonus payment process, the severance payment guidelines, as well as a few other miscellaneous items.

2002 bonuses will be paid as they have been in the past. Those employees who have earned their 2002 bonus (worked through 12.31.02) and are employed on the date that bonuses are paid will receive their bonus. In the past, we have paid bonuses on February 28 of the following year. We anticipate bonuses will be paid shortly before closing of the merger, which is currently expected during the first quarter of 2003. Bonuses will continue to be performance based, using the criteria set forth on each individual’s scorecard.

For those of you who earn commissions on leases, outparcels, etc., those commissions will continue to be paid as they are earned, in accordance with our current policy, through closing. If a letter of intent is obtained prior to closing, commissions will be honored by DDR, in accordance with our current policy.

As you know, there may be duplication of positions upon the merger. In that event, we will abide by the severance guidelines that have previously been established. They are as follows:

Non-Exempt (employees who receive overtime) & Staff Positions
(Administrative Assistants, Construction Assistants, Paralegals,
Financial Analysts, Staff Accountants, Senior Accountants,
Supervisors, etc.)
Base = 4 weeks
Plus Service = 1 week per year

Director Positions, Revenue Producers & Sr. Level Staff Positions
(Property Managers, Accounting Managers, Construction Managers,
Leasing Agents, Attorneys, Development Directors, etc.)
Base = 8 weeks
Plus Service = 1 week per year

Vice Presidents & Senior Vice Presidents
Base = 12 weeks
Plus Service = 1 week per year

In addition to the severance payment, any accrued but unused vacation time will also be paid. Please remember that it is our policy that only 5 days of vacation can be carried over into the next year. In other words, you are only allowed to begin 2003 with 5 days of carry-over vacation.

For those of you who were awarded options, those will vest immediately (become yours) prior to the merger. These vested options will need to be exercised immediately prior to the closing of the merger. We will be communicating with you closer to the closing date with more information and instructions on this process.

Some of you have asked about the vesting portion of the 401(k) match. For those employees affected by the merger (loss of position), the match will become 100% vested.

We realize that this is a difficult time, and hope that this information is helpful for you. Please don’t hesitate to contact me with any questions.

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Additional Information concerning the Merger and Where You can Find It

DDR will be filing a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR’s 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.